Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Goldman, Sachs & Co.
200 West Street
New York, NY 10282

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

May 8, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz

Re:	Edwards Group Limited (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-180262)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 14,375,000 American depositary shares, representing 14,375,000 ordinary shares, par value £0.002, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on May 10, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 25, 2012, through the date hereof:

Preliminary Prospectus dated April 25, 2012:

3,877 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
GOLDMAN, SACHS & CO.
DEUTSCHE BANK SECURITIES INC.
As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed
Title: Director

By:	/s/ Adam Howell
Name: Adam Howell
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]